UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

October 15, 2010

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell to Convene Initial Informational Extraordinary General Meeting of Shareholders to Discuss Johnson & Johnson Offer

Leiden, The Netherlands (October 14, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that it will convene an initial informational Extraordinary General Meeting of Shareholders on December 10, 2010 in Amsterdam, the Netherlands, to discuss the intended offer of Johnson & Johnson for all outstanding shares of Crucell not already owned by Johnson & Johnson (the Offer) as announced on October 6, 2010.

Crucell takes its relationship with its shareholders very seriously and appreciates the interest shown by them in the proposed transaction. In order to provide shareholders with additional insight into the Offer, Crucell will hold an Extraordinary General Meeting of Shareholders on December 10, 2010. This is to honor the request of several shareholders to discuss the Offer in more detail. The only agenda item of the meeting shall be: “Discussion of the contemplated offer of Johnson & Johnson for all the outstanding shares in the capital of Crucell and all aspects in connection therewith.”

The initial informational meeting is scheduled to be held approximately two weeks following the anticipated publication of the required Offer documentation, which will include a position statement of Crucell with respect to the Offer as well as other important information regarding the Offer. This will give shareholders access to critical information in advance of the initial informational EGM, ensuring a complete and comprehensive discussion of the Offer. Further details regarding the informational meeting will be communicated in due course.

The initial informational meeting will not be the statutory shareholders’ meeting as required by Dutch take over regulations. The statutory EGM will be held six business days prior to the expiration of the acceptance period of the Offer and is therefore expected to be held in January 2011.

Additional Information

The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell Crucell N.V.’s ordinary shares (including ordinary shares underlying American depositary shares), nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. At the time the tender offer is commenced, Johnson & Johnson will file a tender offer statement with the United States Securities and Exchange Commission (SEC). Crucell N.V.’s shareholders are strongly advised to read the tender offer documents that will be filed with the SEC, because they will contain important information that Crucell N.V.’s shareholders should consider before tendering their shares. These documents will be available on the SEC web site www.sec.gov. Copies of Johnson & Johnson’s filings with the SEC may be obtained at the SEC’s web site www.sec.gov or by directing a request to Johnson & Johnson at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties.  We have identified a number of important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

For further information please contact:

Crucell N.V.

Oya Yavuz

Vice President

Corporate Communications & Investor Relations

Tel. +31 (0)71 519 7064

ir@crucell.com

www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

October 15, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations